SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

AGA MEDICAL HOLDINGS, INC.

(Name of Subject Company)

AGA MEDICAL HOLDINGS, INC.

(Name of Person Filing Statement)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

008368102

(CUSIP Number of Class of Securities)

John R. Barr
President and Chief Executive Officer
AGA Medical Holdings, Inc.
5050 Nathan Lane North
Plymouth, MN 55442

(763) 513-9227

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

Fredrikson & Byron, P.A.

200 South Sixth Street, Suite 4000

Minneapolis, MN 55402

(612) 492-7000

Attention: David C. Grorud, Esq.

Ryan C. Brauer, Esq.

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Explanatory Note:

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on October 20, 2010 (the “Initial Schedule 14D-9,” and together with the exhibits thereto and as amended and supplemented from time to time, the “Schedule 14D-9”) by AGA Medical Holdings, Inc., a Delaware corporation (the “Company”), relating to the tender offer commenced by Asteroid Subsidiary Corporation, a Delaware corporation (“Purchaser”) and wholly owned subsidiary of St. Jude Medical, Inc., a Minnesota corporation (“Parent”), disclosed in a Tender Offer Statement on Schedule TO initially filed by Purchaser and Parent on October 20, 2010 (together with all exhibits thereto and as may be amended or supplemented from time to time, the “Schedule TO”), to exchange all of the outstanding shares of Company common stock, par value $0.01 per share (the “Shares”), upon the terms and subject to the conditions set forth in the Schedule TO, for either $20.80 per Share in cash, without interest, or $20.80 per Share in shares of Parent common stock, par value $0.10, based on the Average Trading Price of Parent common stock prior to the expiration of the Offer.

Unless otherwise indicated, all capitalized terms used herein but not defined shall have the meanings ascribed to them in the Initial Schedule 14D-9.

Item 8.    Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by the addition of a section entitled “Litigation,” which shall include the following paragraphs:

On October 27, 2010, the Company was served with a putative stockholder class action complaint venued in the Fourth Judicial District Court of Minnesota. The complaint, captioned Michael Rubin v. AGA Medical Holdings, Inc., et al., names as defendants the members of the Company’s Board of Directors, as well as the Company, Parent, Purchaser, Welsh, Carson, Anderson & Stowe IX, L.P., WCAS Capital Partners IV, L.P., Gougeon Shares, LLC and The Franck L. Gougeon Revocable Trust. The plaintiff alleges that the Company’s directors breached their fiduciary duties to the Company’s stockholders. The complaint also alleges that the Company’s purported controlling stockholders owed fiduciary duties to the Company’s minority stockholders in connection with the transaction and breached such duties. The plaintiff further claims that Parent and its subsidiaries aided and abetted the purported breaches of fiduciary duty. The complaint alleges, inter alia, that in approving the proposed transaction between the Company and Parent, Company Board members accepted an inadequate price, failed to make full disclosure, and utilized unreasonable deal protection devices and that the Company Board members acted to put their personal interests ahead of the interests of Company stockholders. The complaint seeks injunctive relief, including to enjoin the transaction, in addition to unspecified compensatory damages, attorneys’ fees, other fees and costs and other relief. The Company believes the plaintiff’s allegations lack merit. The foregoing description is qualified in its entirety by reference to the complaint, which is filed as Exhibit (a)(5)(E) hereto and is incorporated herein by reference.

On October 28, 2010, a putative stockholder class action complaint was filed in the Delaware Court of Chancery. The complaint, captioned Jennifer Walling v. AGA Medical Holdings, Inc., et al., names as defendants the members of the Company’s Board of Directors, as well as the Company, Parent and Purchaser. The plaintiff alleges that the Company’s directors breached their fiduciary duties to the Company’s stockholders and further alleges that the Company and Parent aided and abetted the purported breaches of fiduciary duty. The complaint alleges, inter alia, that in approving the proposed transaction between the Company and Parent, Company Board members accepted an inadequate price, failed to make full disclosure, and utilized unreasonable deal protection devices and that the Company Board members acted to put their personal interests ahead of the interests of Company stockholders. The complaint seeks injunctive relief, including to enjoin the transaction, in addition to unspecified compensatory damages, attorneys’ fees, other fees and costs and other relief. The Company believes the plaintiff’s allegations lack merit. The foregoing description is qualified in its entirety by reference to the complaint, which is filed as Exhibit (a)(5)(F) hereto and is incorporated herein by reference.

Item 9.    Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following Exhibits:

Exhibit	Description

(a)(5)(E)

Complaint served on October 27, 2010 and venued in the Fourth Judicial District Court of Minnesota (Rubin v. AGA Medical Holdings, Inc., et al.), incorporated by reference to Exhibit (a)(5)(D) to the Schedule TO

(a)(5)(F)	Complaint filed on October 28, 2010 in the Delaware Court of Chancery (Walling v. AGA Medical Holdings, Inc., et al.), incorporated by reference to Exhibit (a)(5)(E) to the Schedule TO

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AGA MEDICAL HOLDINGS, INC.

By:	/s/ Ronald E. Lund
	Name:	Ronald E. Lund
	Title:	Senior Vice President, General Counsel and Secretary

Dated: October 29, 2010